FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION
                             Washington,  D.C.  20549

                            Report of a Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16 of
                          the Securities Exchange Act of 1934

                               For the month(s) of:  June 17, 1999

                             NEWCOURT CREDIT GROUP INC.

                       Newcourt Centre, 207 Queens Quay West
                                     Suite 700
                                 Toronto, Ontario
                                  Canada, M5J 1A7

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 17, 1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary


THE ASSOCIATES

News Release

For Immediate Release

                   THE ASSOCIATES ACQUIRES CANADIAN AND U.K.
                         FLEET LEASING OPERATIONS
                      FROM NEWCOURT CREDIT GROUP INC.

TORONTO & DALLAS, June 17, 1999 - Newcourt Credit Group (NCT:
TSE;MSE;NYSE) and Associates First Capital Corporation (NYSE: AFS) today announced an agreement to sell Newcourt's automotive fleet management businesses to The Associates. Terms were not disclosed. This transaction includes Newcourt Fleet Services, which operates in Canada, and Newcourt Automotive Services Limited, which operates in the United Kingdom. Both transactions are expected to close in the next two weeks, after all approvals are obtained.

"As we stated in our 1998 Annual Report, Newcourt is reviewing all of its businesses to ensure they meet with our long-term objectives of being one of the top three global competitors in the businesses with which we operate," stated Paul Currie, Executive Vice President, Newcourt Credit Group. "The sale of Newcourt's fleet management business to The Associates will remove Newcourt from this business and allow Newcourt to focus on its core corporate and commercial financing business."

"The acquisition of Newcourt's automotive fleet management business will make The Associates one of the top three fleet management operations in Canada and give us an important presence in the UK," said John Kines, President, Diversified Services, Associates First Capital Corporation. "The Associates is a leader in the fleet management business in North America, with more than 205,000 vehicles under management. Our expansion in Canada and the United Kingdom lets us combine our recognized expertise with local knowledge and dedicated customer service."

The total assets being acquired by The Associates with these transactions are approximately US$400 million.

Newcourt Fleet Services (formerly BML Leasing) is one of the top three fleet leasing companies in Canada, managing a fleet of more than 30,000 vehicles. Newcourt Automotive Services Limited is a contract hire (fleet management) company with more than 11,000 vehicles in the UK.

Associates Fleet Services currently manages more than 17,000 vehicles in Canada. It entered the Canadian market place in 1997 with the acquisition of AT&T Capital Fleet.

Associates First Capital Corporation, established in 1918, is a leading diversified finance company providing consumer and commercial finance, leasing, insurance and related services worldwide. The Associates has operations in the United States and 15 international markets. Headquartered in Dallas, it is one of the United States 100 largest companies, based on total market capitalization.

Newcourt Credit Group is one of the world's leading sources of asset-based financing serving the corporate, commercial and institutional markets with owned and managed assets of US$25.1 billion (Cdn$38.0 billion) and a global capability in 26 countries.


This news release may contain certain forward-looking statements. The factors, which may cause future results to differ materially from expectations, are discussed in the Form 10-K for the year ended Dec. 31, 1998, filed with the Securities and Exchange Commission.


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Contacts:
The Associates                                Newcourt

Media:  U.S. (972) 652-7569                   Media: (416) 507-5437
David Sandor                                  Rick Perkins

 Canada (519) 660-2618
         Diane Wolfenden

U.K    0-11-44-118-958-6123
   Mike Hall

Security Analysts:(972) 652-7294
         investor_relations@afcc.com

Shareholders:  1-888-NYSE-AFS